Investor Presentation

January - 2025

NASDAQ : ELVA
TSX : ELVA


electrovaya

Safe Harbor Statement

Forward-looking statements:

This presentation contains forward-looking statements and forward looking information (collectively, "forward-looking statements"), including statements that relate to, among other things, the size of the Company's addressable market and target verticals and applications, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States based manufacturers, the development of new products including solid-state batteries, the characteristics thereof, and the need for separator technology therein, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, intentions to refinance existing debt facilities, anticipated continued increase in sales momentum in fiscal 2025, the future direction of the Company's business and products, technology development and other statements regarding the Company's markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions and involve risks and uncertainties, and undue reliance should not be placed on such statements. As a result actual results may differ materially from any result or expectation expressed or implied in forward-looking statements. Material assumptions on which forward-looking statements herein are based include that the Company's customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers' historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, expected decreases in input and material costs combined with stable selling prices in FY 2025, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company's customer counterparties will meet their production and demand growth targets, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, including refinancing existing debt and completing the announced financing with the Export-Import Bank of the United States, the impact of competition and new technologies on the Company, that the Company's relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium-ion battery applications, the Company's ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the Company's future research and development levels and future production levels, and the Company's operating costs and expected capital expenditures. Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of tariffs or trade controls that could impact the Company's cross-border business, market demand among the Company's customers and target markets for lithium-ion batteries as well as those additional risk factors found in the Company's base shelf prospectus dated September 17, 2024 and any supplement thereto, and the documents incorporated by reference therein. The Company does not undertake any obligation to update or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.

Electrovaya at a Glance



Infinity Technology - Safety & Longevity

The Company believes that its batteries provide industry leading **safety & longevity** validated by third party & field data

Proprietary **ceramic separator technology** -30+ patents

Perfect Safety Record - 30,000+ batteries deployed with no safety events



Blue Chip Customers & Partners

14 **Fortune 100 clients** across mission critical operations- selecting Electrovaya on **Performance & Safety**

Leading **OEM Partners** in USA & Japan across market segments



Large Addressable Market

$100+Billion Market

Material Handling | Energy Storage | Aerospace Defense | Commercial Vehicles



Domestic Manufacturing

US cell and systems

Manufacturing in Jamestown, New York, and Engineering & Systems manufacturing in Mississauga, Ontario.



Inflection Point - Financial Results

Route to Profitability: Achieved operating profit, positive cash flow, and five consecutive quarters of positive EBITDA, with TTM EBITDA reaching $5.1M.

High Growth: With a 100% organic CAGR over two years, TTM revenue is $49.5M, approaching the $50M breakeven point.

Customers and Partners - Infinity Batteries

electrovaya


LITHIUM



Strategic Partnership

TOYOTA MATERIAL HANDLING

Sumitomo Corporation Power & Mobility Co., Ltd.

Example OEM Customers

RAYMOND

Bastian SOLUTIONS

JABIL

End Users Example (not a full list)

Walmart

THE HOME DEPOT

MAPLE LEAF

TARGET

LOWE'S

MARS

Unilever

SIEMENS

Mondelēz International

MICHELIN

Lineage

FedEx

ceva LOGISTICS

3M

Electrovaya Powered - Mission Critical & 24/7

electrovaya

Total 28,000+ Infinity Battery systems deployed

Powering over 200 warehouses & logistic centers

Empowering mission-critical operations


24/7

Addressable Markets are Extensive

MARKET SIZE

Total: $113.5 Billion Addressable Market in 2024*


$7.8 Billion
$1.5 Billion
$33.3 Billion
$70.9 Billion
Electric commercial vehicle
Material handling equipment
Stationary energy storage
Defense

*Data numbers obtained through: www.marketsandmarkets.com

TARGET APPLICATIONS


Train
E-truck
Material handling
Mining
Defense
Energy storage
Locomotive
Construction

Opportunities - New Target Verticals

With a strong foundation built in the Materials Handling space, we are beginning a transition to new vertical industries in 2025 and beyond

Mining & Construction
- Near continuous operation
- Highest cycle-life demand in EV industry
- High priority for battery safety

Defense
- High use applications
- Highest demands for battery safety and reliability

Data Center / Energy Storage
- High use application
- High priority for battery safety

Locomotive Airport & Ground Service
- High use application
- High priority for battery safety & reliability

Tailored Solution for Mission Critical Operations

electrovaya

Infinity Technology Leads the Industry for Longevity and Safety

INDUSTRY CHALLENGE

- Legacy lithium-ion tech faces safety and longevity issues, failing in heavy-duty applications.
- Safety recalls hit major names like LG, Akasol, and Proterra.

OUR SOLUTION

- **Longer Lifetime:** Our Infinity Technology offers the highest cycle with over 4X the life of typical batteries of the same chemistry
- **Improved Safety:** Our batteries use a proprietary ceramic separator membrane that significantly improves safety
- **Heavy Duty Applications:** Mission critical applications incl. Material handling, Construction & mining equipment

PROVEN EXECUTION

- **Scaled:** Deliveries of battery systems have increased more than 100% YOY
- **Proven:** Proven technology and manufacturability - >6 years of field data with major customers
- **Reliable:** Operating in mission critical 24/7 warehouse operations at some of the largest companies in the world (>14 Fortune 100 end users)

Fires are a common risk with typical lithium-ion batteries





CALIFORNIA NEWS

Warehouse containing lithium-ion batteries burns in Riverside County

by: Austin Turner
Posted: Nov 7, 20
Updated: Nov 7, 2


FIRE LINE DO NOT CROSS

16 Sep 2024

Electric semi-truck lithium battery fire took 189,000 litres of water to extinguish, according to NTSB reports

Energy Transition

Fire burns for five days at huge lithium-ion energy storage facility

Lithium-ion battery fires are rare but extremely hard to put out and have blackened image of key clean energy tech

Breaking News

9 electric buses destroyed by suspected lithium battery fire in Taichung City

Infinity Technology - Safety is our Top Priority

INFINITY BATTERIES PROVIDE ADDITIONAL PREVENTION TO FIRE PROPAGATION


No fire

Nail Penetration Test

Fire Propagation Test



- ✓ No flames escaped the battery enclosure
- ✓ No internal propagation, the fire was contained within the faulted sub-module

TYPICAL BATTERIES PROPAGATE FIRE





- ✗ Risks costly damage and downtime
- ✗ Serious health and safety risks

Multi-Million-Mile Batteries - Performance Advantage

electrovaya


Consumer Electronics
E-Bike
EV
Forklift (MHE)
E-Bus
Energy storage
500
1000
2000
5000
9000

Longevity

***CYCLE EQUIVALENT:**

14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car[1]


% of Initial Capacity
120
100
80
60
40
20
0
ELV Cell ; 3.0-4.2 V
ELV Cell ; 3.0-4.1 V
ELV Cell ; 3.0-4.0 V
Typical LFP Cell ; 4000 Cycles at EOL
Typical NMC Cell ; 2000 Cycles at EOL
0
2000
4000
6000
8000
10000
12000
14000
Cycle Number 2


Equivalent Miles 3
4,000,000
3,000,000
2,000,000
1,000,000
0
Top-2 China
Top-3 Japan
Top-3 Korea
Top-3 China
Electrovaya

1) Greencarreports
2) In-house testing
3) Competitor sources and autoevolution

Leveraging Longevity Advantage - Recurring Revenue

Growing | **Segments**

Recurring Revenue
Current - <5%
Target - >10%

Lease/Rentals

- Lower upfront costs (with OEM supported residual value)
- Ability to participate in off-lease opportunities
- Rentals are a small but growing offering and in use with Electrovaya's largest end customers

Approx. Margins Capabilities
0-5 yrs : 30%
6-10 yrs: 80%
11 yrs + : 100%

SaaS

- Opportunities to increase from data analytics (already in use at major customers), demand response and energy storage

Approx. Margin Capabilities
>80%

Aftermarket Services

- Spare Parts & accessories
- Inspections and studies

Approx. Margins
30-50%

Global Reach


Electrovaya Corp & Labs, Mississauga, ON, CA
Electrovaya Gigafactory, Jamestown, NY, USA
Electrovaya Japan, coming soon

US Manufacturing Expansion - Jamestown

electrovaya

MADE IN USA

Improves profitability, domestic supply chains and opens more market opportunities

FUNDED

Fully funded expansion plan with a $50.8m direct loan from Export Import Bank of the United States (EXIM) 'Make More in America' initiative

OWNED 137,000 sq FT

Industrial facility on 52 acres

$0.05/kWh

Low cost & 100% renewable electricity



US Manufacturing Expansion - Jamestown

electrovaya

PROJECT OVERVIEW

- Advanced Lithium ion battery manufacturing cell, module and pack facility
- Will produce Electrovaya's proprietary lithium ion ceramic (Infinity series) cell technology
- Existing facility/ building 137,000 sq ft on 52-acre campus
- $5.5 million land building
- ~$45 million capital equipment, construction & engineering

STRATEGIC AND FINANCIAL BENEFITS

- Provides reliable, domestic supply of lithium-ion cells (built in America)
- Meets growing customer demand for made in America products & opens new market opportunities
- Vertical Integration will improve margins and increases Electrovaya's manufacturing capacity
- Strong financial return profile
- Increases Eletrovaya's capabilities to support exports, construction & engineering

FINANCIAL HIGHLIGHTS

Capital Investment

- ~$50m capital investment

External Project Funding

- $50.8m loan approved by EXIM, Make More in America (MMIA) initiative[1]
- $7.25m local and state incentive package received
- $10-15m annual IRA 45x tax credits based on output
- Rapid IRR

1) Subject to certain closing conditions

Our Products: Technology Solutions

electrovaya

Complementary technologies targeting a number of EV applications

Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries

Commercial today	**In development stage**
Global partners & users	
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

Solid State Batteries

Our Products - Next Gen-Solid State Batteries (SSB)

Solid State Promises Much Higher Energy Density vs Conventional Lithium-ion

EV penetration in the global vehicle market


2022
2035

2-3%

85% of new cars

SSB Battery Requirements

- Energy Density > 350 Wh/Kg (>750 Wh/L)
- >10 years lifetime
- Superior Safety
- Cost < 100 $/Kwh for cells

Solid State Batteries offer 2X Energy Density over conventional lithium-ion batteries = more range, less weight, less cost


Energy density (Wh/Kg)
400
300
200
100
ELV Solid State
NMC**
LFP**
ELV
Infinity - NMC
LTO**
2000
4000
6000
8000
10000
Cycle Life
Competitor data sheets/estimates[1]

1) https://iopscience.iop.org/article/10.1149/1945-7111/abae37/pdf

ELVA SSBs - Unparalleled Ceramic Separator Experience

The transition to SSBs is almost certainly going to require the use of high quality ionically conducting ceramic materials

Higher Energy Density
Enables the use of Lithium metal anode

Improved Safety
High thermal stability, mitigation of thermal runaway, non-flammable

Enhanced Conductivity
Inherent conductivity in the ceramic with efficient ion transport at room temperature

Increased Cell Longevity
Actively suppress the formation of lithium dendrites



ELVA SSBs - Unparalleled Ceramic Separator Experience

Electrovaya has developed a scalable manufacturing approach for the preparation of **flexible ceramic composite separators for SSBs**



Proof-of-Concept Separator Development



Scaling to > 100cm^2 Separator Manufacturing


electrovaya

SSB Pouch Cell Prototyping

Financial Performance - Profitability Inflection Achieved

electrovaya

Reaching an inflection point....
Set to be one of the only profitable battery companies in North America



Year over Year Revenue and EBITDA* (US$000)
16,270
-3,543
44,059
3,277
44,615
4,093
FY 2022
FY 2023
FY 2024
Revenue
EBITDA

- 2023 and 2024 **revenue increased significantly** due to **increased orders** driven by **strong market demand**
- Operational efficiencies and cost savings drove improved EBITDA in 2023 and 2024
- Expanding capacity provides opportunity to further accelerate revenue growth
- Breakeven ~$50 million/annum with incremental revenue contributing to net profits
- Margins have improved steadily with 2024 margin at 30.6% compared to 26.9% in 2023

* Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as income/loss from operations plus stock-based compensation and depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

Summary Balance Sheets and Cap Table

electrovaya

Select Balance Sheet Items ($USD)

(US$ in thousands)	09/30/2024	09/30/2023
Cash	$781	$1,032
Trade and other receivables	11,292	10,611
Inventories	9,698	8,266
Other current assets	7,647	5,997
Long-term assets	10,064	10,608
Total Assets	**$39,482**	**36,514**
Trade & other payables	$10,086	$10,307
Short-term debt	18,445	16,304
Other Liabilities	2,366	2,757
Total Liabilities	**$30,897**	**$29,368**
Total Equity (Deficiency)	**$8,585**	**$7,146**
Total liabilities and equity	**$39,482**	**$36,514**

CapTabl

As of 06/30/2024

Outstanding shares	40,088,915
Outstanding warrants	1,711,924
Outstanding stock options	4,883,788
Total	**46,684,627**

Select Equity Items (Nasdaq

As of 01/06/2025

Share price	$2.68
Market Cap	$107.4M
Insider ownership	~28%

Investor & Media queries,
please contact:

Jason Roy
VP, Corporate Development & Investor Relations
Phone: 905-855-4618
Email: jroy@electrovaya.co
Web: m
www.electrovaya.com

